Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF COMBINED FIXED CHARGES TO

EARNINGS

The following table reflects the computation of the ratio of combined fixed charges to earnings for the periods presented (in thousands):

	Nine months ended September 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Earnings:
Net income/(loss)	(67,176)	(111,636)	(70,860)	(17,835)	(4,653)	(43,193)
Add: fixed charges	—	—	—	—	—	—

Total earnings	(67,176)	(111,636)	(70,860)	(17,835)	(4,653)	(43,193)
Fixed charges:
Estimate of interest in rental expense	—	—	—	—	—	—

Total fixed charges	—	—	—	—	—	—
Ratio of earnings to fixed charges	—	—	—	—	—	—
Deficiency in earnings required to cover combined fixed charges (1)	(67,176)	(111,636)	(70,860)	(17,835)	(4,653)	(43,193)

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 by $111.6 million, $70.9 million, $17.8 million, $4.7 million and $43.2 million, respectively, and for the nine months ended September 30, 2017 by $67.2 million.